UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940

DATUM ONE SERIES TRUST

(Exact Name of Registrant)

NOTIFICATION OF ELECTION

Datum One Series Trust, a registered open-end series investment company, on behalf of Polar Capital Emerging Market Stars Fund, Phaeacian Global Value Fund and Phaeacian Accent International Value Fund (each a "Fund"), hereby notifies the Securities and Exchange Commission that it elects to commit each such Fund to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the registrant has caused this notification of election to be duly executed on behalf of each Fund in the city of Chicago and the state of Illinois on the 20th day of August, 2020.

Attest: /s/ Toni M. Bugni Name: Toni M. Bugni Title: Secretary

DATUM ONE SERIES TRUST (Name of Registrant)

By:	/s/ Barbara J. Nelligan
Name: Barbara J. Nelligan
Title: President